FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2017

Commission File Number: 0-30852

GRUPO FINANCIERO GALICIA S.A.

(the “Registrant”)

Galicia Financial Group S.A.

(translation of Registrant’s name into English)

Tte. Gral. Juan D. Perón 430, 25th Floor

(CP1038AAJ) Buenos Aires, Argentina

(address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X       Form 40-F

Indicate by check mark whether by furnishing the information contained in this form, the Registrant is also thereby furnishing the information to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No   X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

FORM 6-K

Commission File No. 0-30852

Month Filed	Event and Summary	Exhibit No.

September, 2017	Press release, dated September 8, 2017.	99.1

September, 2017	The information set forth in the sections “Summary Financial Information”, “Risk Factors”, “Selected Statistical Information”, “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and “Quantitative and Qualitative Disclosure About Market Risk” in the Company’s preliminary prospectus supplement for its offering of American Depositary Shares, filed on September 8, 2017 pursuant to Rule 424(b)(5) under the Securities Act, shall be deemed to be incorporated by reference herein and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.	N/A

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO GALICIA S.A.
(Registrant)

Date: September 8, 2017	By:	/s/ Pedro Alberto Richards
Name: Pedro Alberto Richards
Title: Chief Executive Officer